Filed Pursuant to Rule 424(b)(3)

Registration No. 333-106911

Registration No. 333-110625

PROSPECTUS SUPPLEMENT

DATED APRIL 23, 2004

(TO PROSPECTUS DATED FEBRUARY 9, 2004)

$200,000,000

THE TITAN CORPORATION

Amendment to Offer to Exchange

8% Senior Subordinated Notes due 2011

that have been registered under the Securities Act of 1933

for

any and all outstanding unregistered 8% Senior Subordinated Notes due 2011

and

Solicitation of Consents

to the Proposed Amendments to the Indenture

relating to the 8% Senior Subordinated Notes due 2011 of The Titan Corporation

and

LOCKHEED MARTIN CORPORATION

Offer to Guarantee

The Titan Corporation is amending its offer to exchange new 8% Senior Subordinated Notes due 2011 registered under the Securities Act of 1933, as amended, for any and all of its outstanding unregistered 8% Senior Subordinated Notes due 2011. The exchange offer is being amended to extend the expiration date and to permit holders to withdraw their tender of outstanding notes at any time before the expiration of the exchange offer. Except as described in this prospectus supplement, the terms of the exchange offer remain the same.

As previously announced, Titan and Lockheed Martin Corporation have amended their merger agreement pursuant to which Lockheed Martin will acquire Titan. In light of the amendments to the merger agreement, Titan intends to set June 7, 2004, or as soon as practicable thereafter, as the date for the new special meeting of its stockholders for consideration of the proposed merger. As a result of the delay in timing for the completion of the proposed merger, Titan has extended the expiration date of the exchange offer to 5:00 p.m., New York City time, on June 6, 2004. Titan intends to further extend the expiration date as necessary so that it is the day before the closing date of the merger.

In light of the extension of the expiration date, Titan is amending the exchange offer to permit holders of notes to withdraw their tenders of outstanding notes at any time before the expiration of the exchange offer.

A withdrawal of notes will not have any effect on Titan’s consent solicitation, which was successfully completed. On February 25, 2004, Titan announced that it received the requisite consents from the holders of more than a majority in aggregate principal amount of the outstanding notes in connection with the consent solicitation. On that date, Titan entered into a supplemental indenture with the indenture trustee to effect the proposed amendments to the indenture and entered into an amendment to the registration rights agreement providing for its termination. Accordingly, the proposed amendments to the indenture and the registration rights agreement are effective, and the previously tendered consents are irrevocable. The proposed amendments will not become operative, however, until immediately prior to the completion of Titan’s merger with Lockheed Martin. If the merger is completed, Lockheed Martin will guarantee Titan’s obligations as the obligor of the notes. If the merger is not completed, the amendments will not become operative and Lockheed Martin will not become a guarantor of the notes. Until that time, the indenture and the registration rights agreement, without giving effect to the proposed amendments, will continue to govern Titan’s obligations.

Similarly, a withdrawal of notes will not affect the right of any holder that consented on or prior to 5:00 p.m., New York City time, on February 25, 2004, the consent fee deadline, to receive its consent fee upon completion of the merger. If the merger is completed, holders of outstanding notes who consented on or prior to the consent fee deadline will receive a consent fee in cash in an amount equal to 1.0% of the principal amount of the outstanding notes tendered by the holder regardless of whether the notes tendered with the consents are withdrawn and regardless of whether such holders continue to own notes. Other holders may still consent to the proposed amendments, without receiving the consent fee, at any time prior to the expiration date.

The expiration date for the exchange offer is 5:00 p.m., New York City time, on June 6, 2004, unless extended. You now have the right to withdraw tendered notes as described in this prospectus supplement but you may not withdraw previously tendered consents.

The dealer-manager and solicitation agent for the exchange offer and consent solicitation is:

Credit Suisse First Boston LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Merger with Lockheed Martin

As has been disclosed in the parties’ recent press releases and SEC filings, on April 7, 2004, Titan and Lockheed Martin amended their merger agreement. The amendment was the result of negotiations initiated by Lockheed Martin in connection with the facts and circumstances related to, and information identified during, the previously disclosed Titan and Lockheed Martin internal reviews, and related SEC investigation and Department of Justice criminal inquiry, into whether payments involving Titan’s international consultants were made in violation of applicable law. Among other things, the amendment reduced the consideration payable to Titan’s stockholders to $20.00 per share in cash, extended the termination date to June 25, 2004 (or, subject to extensions in certain limited circumstances, to as late as September 24, 2004), and provided that Titan would hold a new special meeting of its stockholders on or after June 7, 2004 to consider the merger on the amended terms. To that end, Titan intends to set June 7, 2004, or as soon as practicable thereafter, as the date for the new special meeting of its stockholders for consideration of the proposed merger.

The completion of the proposed merger with Lockheed Martin requires the approval of Titan’s stockholders and the satisfaction or waiver of several other closing conditions. Among these is that there not have occurred a material adverse change, circumstance, fact, event or effect that, individually or in the aggregate with all other adverse changes, circumstances, facts, events and effects, is or is reasonably likely to be materially adverse to the business, condition (financial or otherwise), assets or results of operations of Titan and its consolidated subsidiaries, taken as a whole. Another closing condition under the merger agreement requires Titan either to obtain a written confirmation that the Criminal Division of the DOJ considers its criminal inquiry into whether payments involving Titan’s international consultants were made in violation of applicable law resolved and does not intend to pursue any claims against Titan relating to these matters, or to enter into a plea agreement with the Criminal Division of the DOJ and complete the sentencing process. Any plea agreement is subject to Lockheed Martin’s consent, which may not be unreasonably withheld or delayed. If Titan satisfies this closing condition, Lockheed Martin is not permitted to claim that facts surrounding the allegations, or the related proceedings, costs and expenses, constitute a material adverse change in Titan. If Titan is unable to satisfy this closing condition, we cannot provide any assurances that the merger will be completed. If the merger is not completed, the proposed amendments to the indenture and registration rights agreement will not become operative, the consent fee will not be paid and Lockheed Martin will not become a guarantor of the notes, which could have an adverse effect on the trading price of the notes.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on June 6, 2004, unless Titan extends the exchange offer, in which case the expiration date is the latest date and time to which Titan extends the exchange offer. Titan intends to extend the expiration date as necessary so that it is the day before the closing date of the merger.

Amendment to Terms of Exchange Offer

In light of the extension of the expiration date, Titan is amending its offer to exchange to permit holders of notes to withdraw their tenders of outstanding notes at any time before the expiration of the exchange offer. Except as described herein, the terms of the exchange offer remain the same.

Withdrawal Procedures. To withdraw notes previously tendered, Deutsche Bank Trust Company Americas, the exchange agent, must receive a written notice of withdrawal at its address set forth below. Any notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers, if applicable, and principal amount of the outstanding notes;

•	contain a statement that the holder is withdrawing the election to have the outstanding notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal used to tender the outstanding notes;

•	specify the name in which any outstanding notes to be withdrawn are to be registered, if different from that of the registered holder of the outstanding notes, and, unless the outstanding notes were tendered for the account of an eligible institution, include a guarantee by an eligible institution of the signatures on the notice of withdrawal; and

•	specify the name and number of the account at DTC if outstanding notes have been tendered pursuant to DTC’s procedures for book-entry transfer as described in the original prospectus dated February 9, 2004.

Timing of Withdrawals. You may withdraw your tendered notes at any time on or before the expiration date of the exchange offer.

Validity, Form and Eligibility. Titan will make the final determination on all questions regarding the validity, form, and eligibility of any withdrawal, including time of receipt of notices of withdrawal, and its determination will be final and binding on all parties. Any outstanding notes validly withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued in exchange unless the outstanding notes so withdrawn are validly tendered again. Properly withdrawn outstanding notes may be tendered again by following the procedures described below. Any outstanding notes that are not accepted for exchange will be returned at no cost to the holder or, in the case of outstanding notes tendered by book-entry transfer, deposited into an account for your benefit at DTC pursuant to the book-entry transfer procedures described in the original prospectus, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Tendering Notes After Withdrawal. You are also being sent a new YELLOW letter of transmittal. If you wish to tender your notes after you have withdrawn your notes, you must comply with the procedures described in the original prospectus, except that you should use should the new YELLOW letter of transmittal instead of the blue and green letters of transmittal that accompanied the original prospectus.

Consent Solicitation

A withdrawal of notes will not have any effect on Titan’s consent solicitation, which was successfully completed. On February 25, 2004, Titan announced that it received the requisite consents from the holders of more than a majority in aggregate principal amount of the outstanding notes in connection with the consent solicitation. On that date, Titan entered into a supplemental indenture with the indenture trustee to effect the proposed amendments to the indenture and entered into an amendment to the registration rights agreement providing for its termination. Accordingly, the proposed amendments to the indenture and the registration rights agreement are effective, and the previously tendered consents are irrevocable. The proposed amendments will not become operative, however, until immediately prior to the completion of Titan’s merger with Lockheed Martin. If the merger is completed, Lockheed Martin will guarantee Titan’s obligations as the obligor of the notes. If the merger is not completed, the amendments will not become operative and Lockheed Martin will not become a guarantor of the notes. Until that time, the indenture and the registration rights agreement, without giving effect to the proposed amendments, will continue to govern Titan’s obligations.

Similarly, a withdrawal of notes will not affect the right of any holder that consented on or prior to 5:00 p.m., New York City time, on February 25, 2004, the consent fee deadline, to receive its consent fee upon completion of the merger. If the merger is completed, holders of outstanding notes who consented on or prior to the consent fee deadline will receive a consent fee in cash in an amount equal to 1.0% of the principal amount of the outstanding notes tendered by the holder regardless of whether the notes tendered with the consents are withdrawn and regardless of whether such holders continue to own notes. Other holders may still consent to the proposed amendments, without receiving the consent fee, at any time prior to the expiration date.

Exchange Agent

Titan has appointed Deutsche Bank Trust Company Americas as exchange agent for the exchange offer and consent solicitation. Letters of transmittal, notices of withdrawal, certificates representing outstanding notes and other documentation should be delivered to the exchange agent. Questions and requests for assistance, requests for additional copies of this prospectus supplement, the original prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent at the following addresses:

By Overnight Courier:	By Hand Delivery:	By Mail:
DB Services Tennessee, Inc. Corporate Trust & Agency Services, Reorganization Unit 648 Grassmere Park Road Nashville, Tennessee 37211 Attn: Karl Shepherd	Deutsche Bank Trust Company Americas c/o The Depository Trust Clearing Corporation 55 Water Street, 1st Floor Janette Park Entrance New York, New York 10041	DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, Tennessee 37229-2737

By facsimile: (eligible institutions only) (615) 835-3701

For information: (800) 735-7777

For confirmation by telephone: (615) 835-3572

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Dealer-Manager and Solicitation Agent

Titan has appointed Credit Suisse First Boston LLC as dealer-manager and solicitation agent for the exchange offer and consent solicitation. Questions and requests for assistance may be directed to the dealer-manager and solicitation agent at the following address and telephone number:

Credit Suisse First Boston LLC

Eleven Madison Avenue

New York, New York 10010

(212) 325-2000

Letters of transmittal, notices of withdrawal, certificates representing outstanding notes and other documentation should not be sent to the dealer-manager and solicitation agent.

Information Agent

Titan has appointed Morrow & Co., Inc. as information agent for the exchange offer and consent solicitation. Questions and requests for assistance, requests for additional copies of this prospectus supplement, the original prospectus or of the letter of transmittal should be directed to the information agent at the following address and telephone number:

Morrow & Co., Inc.

445 Park Avenue

New York, New York 10022

Banks and Brokerage Firms: (800) 654-2468

Bondholders: (800) 607-0088

Letters of transmittal, notices of withdrawal, certificates representing outstanding notes and other documentation should not be sent to the information agent.

ADDITIONAL INCORPORATED DOCUMENTS

Titan and Lockheed Martin file annual, quarterly and special reports, proxy statements and other information with the SEC. As allowed by SEC rules, all documents filed by Lockheed Martin and Titan pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of the original prospectus to the completion of the exchange offer shall also be deemed to be incorporated by reference into the original prospectus, except for any information superseded by information in this prospectus supplement. The original prospectus incorporates by reference the following additional documents set forth below that Lockheed Martin and Titan have filed with the SEC since the date of the original prospectus. These documents contain important information about the companies and their financial condition.

Recent Lockheed Martin filings with the SEC

•	Annual Report on Form 10-K for the year ended December 31, 2003; and

•	Current Reports on Form 8-K filed on February 13, 2004, March 2, 2004, March 3, 2004, March 11, 2004, March 12, 2004 and April 7, 2004.

Titan filings with the SEC

•	Annual Report on Form 10-K for the year ended December 31, 2003; and

•	Current Reports on Form 8-K filed February 13, 2004, February 17, 2004, February 26, 2004, March 11, 2004, March 15, 2004, March 26, 2004 and April 7, 2004.

You may also obtain copies of any of the foregoing documents, or any other documents incorporated in the original prospectus, without charge, by requesting them in writing, by telephone or by e-mail from the appropriate company at the following addresses:

The Titan Corporation Investor Relations 3033 Science Park Road San Diego, California 92121 Telephone: (858) 552-9500 email: invest@titan.com	Lockheed Martin Corporation Investor Relations 6801 Rockledge Drive Bethesda, Maryland 20817 Telephone: (301) 897-6598 email: investor.relations@lmco.com

Neither Lockheed Martin nor Titan have authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in the original prospectus, as amended and supplemented by this document, or in any of the materials that are incorporated by reference in the original prospectus, as amended and supplemented by this document. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this prospectus supplement speaks only as of the date of this document unless the information specifically indicates that another date applies.

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